UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  September 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No:

1.    Statement re Absa - dated 2 August 2005
2.    Base Rate Change - dated 4 August 2005
3.    Director/PDMR Shareholding - dated 8 August 2005
4.    Additional Listing - dated 10 August 2005
5.    Director/PDMR Shareholding - dated 10 August 2005
6.    Blocklisting Interim Review - dated 10 August 2005
7.    Blocklisting Interim Review - dated 10 August 2005
8.    Blocklisting Interim Review - dated 10 August 2005
9.    Blocklisting Interim Review - dated 10 August 2005
10.   Blocklisting Interim Review - dated 10 August 2005
11.   Director/PDMR Shareholding - dated 16 August 2005
12.   Director/PDMR Shareholding - dated 23 August 2005
13.   Director/PDMR Shareholding - dated 31 August 2005
14.   Additional Listing - dated 31 August 2005
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 1, 2005                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 1, 2005                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                  BARCLAYS PLC

                                                                   2 August 2005

Shareholders are advised that Absa have today made an announcement set out below regarding the acquisition by Barclays Bank PLC of further shares in Absa.

Absa Group Limited
(Registration number 1986/003934/06)
(Incorporated in the Republic of South Africa)
JSE share code: ASA
ISIN: ZAE000067237
("Absa")

Barclays Bank PLC
(Registered in England)
(Registration number: 1026167)
("Barclays")

DISCLOSURE OF DEALINGS BY BARCLAYS IN ABSA ORDINARY SHARES

On 1 August 2005 Barclays acquired 14 500 000 ordinary shares in the issued share capital of Absa.

Following this acquisition Barclays now has a 56.1% ordinary share holding in Absa which, taking into account the voting rights attaching to the redeemable cumulative option holding preference shares issued by Absa, affords Barclays voting control of Absa.

For further information, please contact:

Absa Group Limited                      Barclays PLC

Investor Relations                      Investor Relations
Willie Roux                             Mark Merson/James Johnson
+27 (0) 11 350 4061                     +44 (0) 20 7116 5752/2927

Media Relations                         Media Relations - London
Errol Smith                             Chris Tucker
+27 (0) 11 350 5768                     +44 (0) 20 7116 6223

                                        Media Relations - Johannesburg
                                        Liz Hooper
                                        +27 (0) 11 328 3160
Johannesburg
02 August 2005

Exhibit No. 2

4 AUGUST 2005


BARCLAYS BANK DECREASING BASE RATE


Barclays Bank is decreasing its base rate by 0.25 per cent to 4.50 per cent with effect from today,

4 AUGUST 2005.

Exhibit No. 3

                                                                   8 August 2005

         Notification of directors' interests: Companies Act 1985 s.329

On 5 August 2005 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 579.00p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR                        BARCLAYS PLC   TOTAL              TOTAL
                                SHARES         BENEFICIAL         NON-BENEFICIAL
                                PURCHASED      INTEREST           INTEREST
                                               FOLLOWING THIS     FOLLOWING THIS
                                               NOTIFICATION       NOTIFICATION

Sir David Arculus               1,204          19,770             -
Sir Richard Broadbent           974            6,022              -
Leigh Clifford                  880            3,460              -
Professor Dame Sandra Dawson    1,067          7,733              -
Sir Andrew Likierman            911            3,628              -
Sir Nigel Rudd                  1,284          16,788             -
Stephen Russell                 1,184          16,142             -
Robert Steel                    321            100,321            -
John Sunderland                 308            8,308              -

Exhibit No. 4

Barclays PLC



Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 500,000 Ordinary shares of 25p each under the Barclays Incentive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of JPMorgan Cazenove Limited for the period of 2 business days from the date hereof.

Exhibit No. 5

                                                                  10 August 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 9 August 2005 that it had on 8 August 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 585.50p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        48
Mr D L Roberts        48
Mr J S Varley         48
Mr L C Dickinson      18
Mr C R Walklin        44

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 8 August 2005 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding         Non Beneficial
                                                Holding

Mr G A Hoffman       178,722                    -
Mr D L Roberts       70,862                     -
Mr J S Varley        351,237                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,683,297 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:                          The FSA

Date:                        8 AUGUST 2005


1. Name of applicant:

   BARCLAYS PLC


2. Name of scheme

   RENEWED 1981 & 1991 SAYE SHARE OPTION SCHEME



3. Period of return:         From           To

                             10.01.05       09.07.05

4. Balance under scheme from previous return:

   5,924,648 ORDINARY SHARES OF 0.25P EACH


5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   NONE



6. Number of securities issued/allotted under scheme during period:

   2,806,053 ORDINARY SHARES OF 0.25P EACH


7. Balance under scheme not yet issued / allotted at end of period

   3,118,595 ORDINARY SHARES OF 0.25P EACH


8. Number and class of securities originally listed and the date of admission

   9,000,000 ORDINARY SHARES OF GBP1 ON 26.10.00
   9,000,000 ORDINARY SHARES OF GBP1 ON 09.11.01
   7,334,244 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
  20,000,000 ORDINARY SHARES OF 0.25P EACH ON 05.11.02
  25,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
   3,000,000 ORDINARY SHARES OF 0.25P EACH ON 22.09.03
  25,000,000 ORDINARY SHARES OF 0.25P EACH 22.07.04

9. Total number of securities in issue at the end of the period

   6,461,294,847

Name of contact                MARIE SMITH


Address of contact


Telephone number of contact    020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 7

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:                          The FSA

Date:                        8 AUGUST 2005


1. Name of applicant:        BARCLAYS PLC


2. Name of scheme            BARCLAYS INCENTIVE SHARE OPTION PLAN



3. Period of return:         From           To

                             10.01.05       09.07.05

4. Balance under scheme from previous return:

   1,192,468 ORDINARY SHARES OF 0.25P EACH


5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   2,000,000 ORDINARY SHARES OF 0.25P EACH ON 21.01.05



6. Number of securities issued/allotted under scheme during period:

   3,191,136 ORDINARY SHARES OF 0.25P EACH


7. Balance under scheme not yet issued / allotted at end of period

   1,332 ORDINARY SHARES OF 0.25P EACH


8. Number and class of securities originally listed and the date of admission

       600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
       750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
     2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
     2,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
     2,500,000 ORDINARY SHARES OF 0.25P EACH ON 22.07.04
     2,000,000 ORDINARY SHARES OF 0.25P EACH ON 04.11.04


9. Total number of securities in issue at the end of the period

   6,461,294,847

Name of contact                MARIE SMITH


Address of contact


Telephone number of contact    020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 8

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date: 8 AUGUST 2005


1. Name of applicant:

BARCLAYS PLC



2. Name of scheme

WOOLWICH SAYE SHARE OPTION SCHEME



3. Period of return:

From  10.01.05    To  09.07.05


4. Balance under scheme from previous return:

       957,428 ORDINARY SHARES OF 0.25P EACH



5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

      NONE



6. Number of securities issued/allotted under scheme during period:

     127,265 ORDINARY SHARES OF 0.25P EACH



7. Balance under scheme not yet issued / allotted at end of period

     830,163 ORDINARY SHARES OF 0.25P EACH



8. Number and class of securities originally listed and the date of admission

    500,000 ORDINARY SHARES OF GBP1 ON 26.10.00
    1,822,748 ORDINARY SHARES OF 0.25P EACH ON 29.04.02



9. Total number of securities in issue at the end of the period

    6,461,294,847


Name of contact    MARIE SMITH


Address of contact


Telephone number of contact 020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of



Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 9

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date:   8 AUGUST 2005


1. Name of applicant:

BARCLAYS PLC



2. Name of scheme

RENEWED 1986 EXECUTIVE SHARE OPTION SCHEME



3. Period of return:          From  10.01.05         To     09.07.05


4. Balance under scheme from previous return:

1,334,138 ORDINARY SHARES OF 0.25P EACH



5. The amount by which the block scheme
has been increased, if the scheme has been increased since the date of the last return:

NONE



6. Number of securities issued/allotted
   under scheme during period:

853,364 ORDINARY SHARES OF 0.25P EACH



7. Balance under scheme not yet issued / allotted at end of period

480,774 ORDINARY SHARES OF 0.25P EACH



8. Number and class of securities
   originally listed and the date of admission

  600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
  750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
2,000,000 ORDINARY SHARES OF 0.25P EACH ON 12.11.03



9. Total number of securities in issue at the end of the period

6,461,294,847

Name of contact      MARIE SMITH


Telephone number of contact   020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of   BARCLAYS PLC
                       Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 10

                      BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:                          The FSA

Date:                        8 AUGUST 2005


1. Name of applicant:

   BARCLAYS PLC


2. Name of scheme

   WOOLWICH EXECUTIVE SHARE OPTION PLAN (ESOP)



3. Period of return:         From           To

                             10.01.05       09.07.05

4. Balance under scheme from previous return:

   850,764 ORDINARY SHARES OF 0.25P EACH


5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   NONE



6. Number of securities issued/allotted under scheme during period:

   374,125 ORDINARY SHARES OF 0.25P EACH


7. Balance under scheme not yet issued / allotted at end of period

   476,639 ORDINARY SHARES OF 0.25P EACH


8. Number and class of securities originally listed and the date of admission

       600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
       750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
     2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
     2,000,000 ORDINARY SHARES OF 0.25P EACH ON 10.07.03
     5,000,000 ORDINARY SHARES OF 0.25P EACH ON 12.11.03

9. Total number of securities in issue at the end of the period

   6,461,294,847

Name of contact                MARIE SMITH


Address of contact


Telephone number of contact    020 7116 2907


Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of


Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 11

                                                                  16 August 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 15 August 2005 that it had between 8 August 2005 and 12 August 2005 exercised its discretion and released a total of 40,988 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,642,309 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 12
                                                                  23 August 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 22 August 2005 that it had between 15 August 2005 and 17 August 2005 exercised its discretion and released a total of 38,646 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,603,663 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 13

                                                                  31 August 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 30 August 2005 that it had on 24 August 2005 exercised its discretion and released a total of 5,765 ordinary shares in Barclays PLC and on 26 August 2005 it had purchased a total of 2,257,953 ordinary shares in Barclays PLC at a price of 554.91p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,855,851 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 14

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 3,000,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.


The Block listings consist of 2,000,000 shares to be issued under the Barclays Incentive Share Option Plan, 500,000 shares under the Renewed 1986 Executive Share Option Scheme and 500,000 shares to be issued under the Woolwich Executive Share Option Plan.